EXHIBIT 99.57

Highest Uranium Extraction Combined with Lowest Acid Consumption Achieved In Leach Testing at Macusani

VANCOUVER, British Columbia, February 16, 2022 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce excellent uranium leach test results from recent work completed at Australian Nuclear Science and Technology Organization (“ANSTO Minerals”) and TECMMINE Mineral Processing Consultants, based in Lima, Peru. These results are from work carried out on uranium mineralization from five of the Company’s uranium deposits on the Macusani Uranium Project (“Macusani”) in southeastern Peru and confirm excellent extraction, low acid consumption and short leach cycle times.

ANSTO Minerals is a globally respected consultancy with world leading experience in uranium and lithium processing and played a key role in proving the ability to produce battery grade lithium carbonate from Falchani. While COVID 19 caused significant disruption in Australia with delays and closures impacting most businesses including ANSTO, with the situation now improving, the Company anticipates that ANSTO will be a key contributor as the Company looks to update PEAs on Macusani and Falchani and release its maiden PEA on TLC.

Highlights

  91.0 to 98.0% Uranium extraction using weak sulfuric acid at ambient temperatures;
  97.0 to 99.7% Uranium extraction using sulfuric acid at elevated temperatures (60-95°C) and a variety of acid concentrations;
  Weaker acid concentrations obtained similar uranium extractions (pH 1.8-1.5 versus pH 1.2); and
  Results demonstrate the ability to extract even higher levels of uranium than previously demonstrated, with lower acid consumption.

Simon Clarke, CEO of American Lithium states, “We continue to refine our processing options at the Macusani as we await the grant of final permits to commence the resource expansion and in-fill drill program which will also support an updated Macusani PEA. These recent results confirm the outstanding leach characteristics of Macusani mineralization. The high recoveries, low acid consumption and short leach cycles combined with previously announced positive gravity pre-concentration results should result in additional improvements to the already robust economics for this globally significant uranium project.”

ANSTO Minerals Diagnostic Leach Test Work Report - Detailed Results:

  Uranium mineralization from the Colibri and Kihitian deposits was leached at ambient and elevated temperatures using dilute sulfuric acid, varying initial acid concentration, temperature and leach time in a series of initial diagnostic leach tests;
  Leaching of high-grade Kihitian mineralization (2,345 parts per million [“ppm”] Uranium [“U”]):
    Ambient temperature leaching (20°C) achieved 97.9 - 98.0% U extraction at pH 1.2, 1.5 and 1.8 using a 12-hour leach time for each test;
    Elevated temperature leaching (60, 75 and 90°C) achieved 99.5 - 99.7% U extraction in a 24-hour leach cycle;
  Leaching of lower grade Colibri mineralization (211 ppm U)
    Ambient temperature leaching (20°C) achieved 91.0 - 93.4% U extraction at pH 1.2, 1.5 and 1.8 using a 12-hour leach time for each test.
  Conclusions/Observations:
    Mineralization is hexavalent uranium mineral autunite, which does not require oxidant addition;
    Solution data indicates that extraction was complete in 6 hours for ambient temperature leaching;
    Leaching with lower acid concentrations than previous test work (pH 1.8 versus pH 1.2) obtained similar excellent uranium extractions, with resulting lower acid consumption; and
    Final leach solution compositions are clean with no issues expected in Ion Exchange (IX) uranium recovery; indicates low gangue mineral dissolution and low acid consumption at low temperature.

TECMMINE Leach Test Work - Detailed Results:

  Mineralization from Corachapi, Chacacconiza, Chilcuno was leached at ambient and elevated temperatures using dilute sulphuric acid, varying acid concentration, temperature and leach time in a series of tank leach tests;
  Leaching of Chilcuno mineralization (606 ppm U) at 95°C for 3 hours achieved 97.0% U extraction with 28 kilograms per tonne (“kg/t”) acid consumption;
  Leaching of Chacacconiza mineralization (243 ppm U) at ambient temperature (20°C) for 6 hours achieved 95.2% U extraction with 20.1 kg/t acid consumption; solution data indicates that U extraction was essentially complete in 3 hours;
  Leaching of Corachapi mineralization (217 ppm U) at ambient temperature (20°C) achieved 92.0% U extraction after 2 hours with 8.7 kg/t acid consumption; and
  Leaching of upgraded Corachapi mineralization (468 ppm U) at ambient temperature (20°C) achieved 93.8% U extraction after 4 hours leaching with 11.1 kg/t acid consumption.

Macusani Project Plans

  Extension and exploration drilling at Macusani utilizing two Company diamond drills will commence upon receipt of final permits;
  A planned 12,000 metres (70 holes) of diamond drilling targeting expansion of current uranium deposits/resources, test new radiometric anomalies, and follow-up high grade, near surface exploration targets identified in 2021 field work where 90 grab samples1 averaged 18,270 ppm (2.15% U3O8); and
  Update historic PEA (2016) by Q4, 2022:
    Focus on economic benefits of gravity pre-concentration which has successfully doubled the feed grade and has potential to significantly increase throughput / life of mine using additional resources not previously included;
    Include any additional resource defined during drill program into future PEA mine plan;
    Include results of on-going metallurgical leach and precipitation test work; and
    Produce sufficient quantity of yellowcake product for chemical and commercial assessment.

Notes
1 Grab samples are selective, and the selected nature of such sampling does not necessarily reflect potential uranium contents expected from future drill testing, however, they do indicate the presence of uranium mineralization and mineralizing systems in the surface rocks collected.

Options and RSU grants

The Company announces that it has granted an aggregate of 1,750,000 incentive stock options (the “Options”) to certain officers, directors, employees and consultants of the Company in accordance with the Company’s incentive stock option plan, and as compensation for ongoing services rendered to the Company.  The Options vest over a period of 12 months and are exercisable at a price of $3.63 until February 16, 2027.

The Company also announces that it has granted an aggregate of 2,900,000 restricted share units (each, an “RSU”) to certain officers, directors and employees of the Company.  Each RSU represents the right to receive, once vested, one common share in the capital of the Company.  The RSUs vest on February 16, 2024, subject to earlier vesting in the event of a change of control and subject to the polices of the TSX Venture Exchange.

The RSUs were granted pursuant to the terms of a new long term incentive plan (the “LTIP”) adopted by the board of directors of the Company, and which remains subject to ratification by shareholders of the Company and approval of the TSX Venture Exchange.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain disinterested shareholder approval for the implementation of the LTIP.  Any shareholders who are entitled to receive RSUs in accordance with the LTIP will be excluded from voting on any resolution to ratify the implantation of the LTIP.  No RSUs will vest, and no common shares of the Company will be issued in connection with any outstanding RSUs, until such time as the LTIP has received approval of disinterested shareholders and the TSX Venture Exchange. In the event such approvals are not received prior to December 31, 2022, all RSUs will be automatically cancelled without any further right or entitlement.

All securities issued to officers and directors of the Company will be subject to restrictions on resale for a period four-months-and-one-day following the original issuance of such securities, in accordance with the policies of the TSX Venture Exchange.

Changes to Transfer Agent and Registrar

The Company also announces that it has changed its depository, registrar and transfer agent services from TMX Trust Company (formerly AST Trust Company) to Odyssey Trust Company of Vancouver, BC.   Odyssey Trust is both a Canadian and a US transfer agent.   Odyssey Trust can be contacted at 350 – 409 Granville Street, Vancouver, BC V6C 1T2, Attention Daragh Hewitt (Dhewitt@odysseytrust.com); Toll free: (888) 290-1175.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About ANSTO Minerals
ANSTO Minerals is an international mining consultancy group located in Sydney, Australia, with an experienced team of 60+ engineers, metallurgists, chemists, and scientists who have been providing consulting services and process development services to the mining and minerals processing industries for well over 35 years. ANSTO Minerals has world-leading expertise in uranium ore processing, rare earth processing, zirconium/niobium/hafnium processing, base metals processing, lithium processing (brines and hardrock), and radioactivity control and management.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Cautionary Note Regarding Macusani Concessions Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.